SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

___________________

FORM 11-K
___________________

(Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2012

[   ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to _______________

Commission file number 001-33994

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GA   30339

Interface, Inc.
Savings and Investment Plan

Financial Statements and Supplemental Schedule
Years Ended December 31, 2012 and 2011
With Report of Independent Registered Public Accounting Firm

Interface, Inc.
Savings and Investment Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Interface, Inc. Savings and Investment Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Interface, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
Atlanta, GA
June 21, 2013

Interface, Inc.
Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31,	2012	2011

Assets
Cash and cash equivalents Investments, at fair value:	$--	$34,370
Common/collective trust	20,375,034	23,011,423
Mutual funds	61,255,476	57,687,831
Interface, Inc. stock fund	7,939,368	7,785,900
TradeLink Investments – self-directed brokerage	342,556	343,930

Total Investments	89,912,434	88,829,084

Receivables
Participant contributions	141,870	138,054
Notes receivable from participants	3,260,290	3,420,666
Employer contributions	55,137	54,214

Total Receivables	3,457,297	3,612,934

Net assets available for benefits at fair value	93,369,731	92,476,388

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(839,819)	(802,516)

Net assets available for benefits	$92,529,912	$91,673,872

See accompanying independent auditor’s report and notes to financial statements.

Interface, Inc.
Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2012	2011

Additions to (deductions from) net assets available for benefits attributed to:

Investment income (loss):
Interest and dividend income from mutual funds	$1,689,707	$1,000,926
Interest income from common collective trust	470,294	639,140
Dividend income from Interface, Inc. stock fund	54,304	53,011
Net appreciation (depreciation) in fair value of Interface, Inc. stock fund	2,636,826	(2,234,800)
Net appreciation (depreciation) in fair value of mutual funds	7,126,632	(2,228,308)

Net investment income (loss)	11,977,763	(2,770,031)

Interest income from notes receivable from participants	148,556	143,461
Contributions:
Participant	6,394,313	6,381,865
Employer	2,529,248	2,463,720
Participant rollovers	354,977	174,475

Total contributions	9,278,538	9,020,060
Total additions	21,404,857	6,393,490

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	20,524,321	6,621,456
Administrative expenses	24,496	23,716

Total deductions	20,548,817	6,645,172

Net increase (decrease) in net assets available for benefits	856,040	(251,682)

Net assets available for benefits, beginning of year	91,673,872	91,925,554

Net assets available for benefits, end of year	$92,529,912	$91,673,872

See accompanying independent auditor’s report and notes to financial statements.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

1. Description of Plan
The following description of the Interface, Inc. (the “Company”) Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.
General - The Plan is a defined contribution plan established on October 1, 1988 covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries who have six months of service and are age eighteen or older.  The Plan also covers part-time employees of the Company who have twelve months of service and are age eighteen or older.  The Interface, Inc. Administrative Committee is responsible for oversight of the Plan, including the determination of the appropriateness of the Plan’s investment offerings and monitoring of the investment performance.

The Plan was amended on August 9, 2012 to fully vest participants that remained employed with Bentley Prince Street, Inc., and removed Bentley Prince Street, Inc. as a participating company, upon the sale of that company on August 17, 2012. As a result of this transaction, those participants were entitled to an elective distribution from the Plan (including, but not limited to, rolling over their existing account and outstanding loans) to the new established Bentley Prince Street, Inc. 401(k) Plan.  The plan assets of the participants that were distributed to the Bentley Prince Street, Inc. 401(k) Plan totaled $7,151,708.

b.
Contributions – Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan, up to a maximum of $17,000 for 2012 and a maximum of $16,500 for 2011.  Participants who have attained age 50 before the end of the plan year were eligible to make catch-up contributions of $5,500 for each of 2012 and 2011.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover).  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan.  Automatically enrolled participants have their deferral rate set at three percent of eligible compensation and their contributions are invested in the appropriate target date fund until changed by the participant.  Deferral percentages for automatically enrolled participants increase one percent annually up to ten percent.  The Company contributes fifty percent of the first six percent of eligible compensation that a participant contributes to the Plan.  Additional profit-sharing amounts may be contributed at the option of the Company’s Board of Directors in the form of cash or Company common stock.  No additional profit-sharing amounts were contributed by the Company to the Plan during the years ended December 31, 2012 and 2011. Contributions are subject to certain limitations.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

c.
Participant Accounts - Each participant’s account is credited with the participant’s contributions and Company matching contributions as well as allocations of (i) the Company’s profit sharing contribution, and (ii) Plan earnings, and charged with an allocation of certain administrative expenses. Allocations are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.
Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based ratably on years of continuous service.  A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

e.
Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance.  Each loan is secured by the balance in the borrowing participant’s account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator on the date of the loan.  Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

f.
Payment of Benefits - Upon termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.  Vested balances less than $1,000 may be automatically distributed in the form of cash after termination of employment. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.
Forfeited Accounts - Forfeited nonvested accounts are used to reduce employer contributions. During the Plan years ended December 31, 2012 and 2011, Plan forfeitures totaling $77,363 and $133,829 were used to reduce employer contributions. Unallocated forfeitures at December 31, 2012 and 2011 were $5,016 and $6,256, respectively.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan.  Accordingly, the Statement of Net Assets Available for Benefits presents the estimated fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Recently Issued Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standard which converges the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards.  Some amendments clarify the application of existing fair value measurement requirements and others change a particular principle for measuring fair value for disclosing fair value measurement information. In addition, this standard requires additional fair value disclosures which change certain fair value measurement principles and enhance the disclosure requirements, particularly for level 3 fair value investments.  This standard was effective for reporting periods beginning on or after December 15, 2011.  The adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Administrative Committee determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 4 for further discussion of fair value measurements.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Common collective trusts are valued at contract value. The Company common stock fund is valued based upon the quoted market price for Interface, Inc. Common Stock.  Self-directed brokerage accounts are valued at the asset value of investments held at year end. There have been no changes in the valuation methodology used at December 31, 2012 and 2011.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2012 and 2011.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation of fair value of investments.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

3.	Investments	The estimated fair market value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

December 31,	2012	2011

T. Rowe Price Stable Value Fund (common/collective trust)	$20,375,034	$23,011,423
T. Rowe Price Equity Income Fund	$9,032,638	$9,420,784
T. Rowe Price Blue Chip Growth Fund	$8,442,340	$8,250,907
T. Rowe Price Balanced Fund	$7,360,295	$8,130,767
Interface, Inc. Stock Fund	$7,939,368	$7,785,900

4.	Fair Value Measurements
The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure estimated fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under accounting standards are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2	Inputs to the valuation methodology include:
• Quoted prices for similar assets in active markets;
• Quoted prices for identical or similar assets in inactive markets;
• Inputs other than quoted prices that are observable for the asset; and
• Inputs that are derived principally from or corroborated by observable data by correlation or other means.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

The following tables set forth, by level within the fair value hierarchy, the Plan assets at fair value as of December 31, 2012 and 2011, respectively.  As required by accounting standards, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2012
Investment Type	Level 1	Level 2	Level 3	Total
Mutual Funds (by class)
Money Market	$1,638,674	$--	$--	$1,638,674
Stock	30,880,531	--	--	30,880,531
Bond	6,304,298	--	--	6,304,298
Multi-Class	7,360,295	--	--	7,360,295
Target Date Fund	15,071,678	--	--	15,071,678
Total Mutual Funds	61,255,476	--	--	61,255,476
Interface, Inc. Stock Fund	7,939,368	--	--	7,939,368
Common/Collective Trust	--	20,375,034	--	20,375,034
Self Directed Brokerage
Common Stock	342,556	--	--	342,556
Total assets at fair value	$69,537,400	$20,375,034	$--	$89,912,434

At December 31, 2012, the Plan had no unfunded commitments related to Common/Collective Trust Funds. The redemption of Common/Collective Trust Funds is subject to the preference of the individual Plan participants and contains no restrictions on the timing of redemption; however, participant redemptions may be subject to certain redemptions fees.

	Assets at Fair Value as of December 31, 2011
Investment Type	Level 1	Level 2	Level 3	Total
Mutual Funds (by class)
Money Market	$2,020,514	$--	$--	$2,020,514
Stock	30,587,606	--	--	30,587,606
Bond	4,675,341	--	--	4,675,341
Multi-Class	8,130,767	--	--	8,130,767
Target Date Fund	12,273,603	--	--	12,273,603
Total Mutual Funds	57,687,831	--	--	57,687,831
Interface, Inc. Stock Fund	7,785,900	--	--	7,785,900
Common/Collective Trust	--	23,011,423	--	23,011,423
Self-Directed Brokerage
Common Stock	343,930	--	--	343,930
Total assets at fair value	$65,817,661	$23,011,423	$--	$88,829,084

There were no transfers between Level 1 and Level 2 in the fair value hierarchy in 2012 or 2011.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

5.	Related Party Transactions
Certain Plan investments are shares of mutual funds and units of a stable value fund managed by T. Rowe Price Trust Company.  T. Rowe Price Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.  Fees incurred by the Plan for investment management services are included in net appreciation (depreciation) in fair value of the investment as they are paid through revenue sharing.  The Plan Sponsor pays directly any other fees related to the Plan’s operations.

At December 31, 2012 and 2011, the Plan held 494,049 and 674,688 shares, respectively, of common stock of Interface, Inc., the sponsoring employer.  The Plan also issues loans to participants that are secured by the balances in the respective participants’ accounts. Administrative expenses for the year ended December 31, 2012 and 2011 were $24,496 and $23,716, respectively, and are included in deductions from net assets in the statement of changes in net assets available for Plan benefits.

6.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to amend or terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7.	Tax Status
On January 6, 2009, the Company requested that a favorable letter of determination be issued to the Company to confirm that the Plan, as amended and restated, is qualified in its entirety pursuant to the applicable requirements of the Internal Revenue Code (“IRC”).

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated July 22, 2009, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

Interface, Inc. Savings and Investment Plan - Notes to Financial Statements

8.	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9.	Reconciliation of the Financial Statements to Form 5500	The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

December 31,	2012	2011

Net assets available for benefits per the financial statements	$92,529,912	$91,673,872

Adjustment from fair value to contract value for common/collective trust	839,819	802,516

Net assets available for benefits per Form 5500	$93,369,731	$92,476,388

The following is a reconciliation of the net increase (decrease) in assets available for benefits per the financial statements for the years ended December 31, 2012 and 2011 to Form 5500.

December 31,	2012	2011

Net increase (decrease) in assets available for benefits per the financial statements:	$856,040	$(251,682)

Adjustment from fair value to contract value for common/collective trust	37,303	90,943

Net increase (decrease) in assets available for benefits per Form 5500	$893,343	$(160,739)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE
INTERFACE, INC. SAVINGS AND
INVESTMENT PLAN

   By:       /s/ Patrick C. Lynch
Patrick C. Lynch, Member

Date:  June 21, 2013

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm

SUPPLEMENTAL SCHEDULE

Interface, Inc.
Savings and Investment Plan
EIN: 58-1451243 Plan #: 002

Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2012

	(b)	(c)		(e)
	Identity of Issuer,	Description of	(d)	Current
(a)	Borrower, Lessor, or Similar Party	Investment	Cost**	Value
	Common Collective Trust:
*	T. Rowe Price Stable Value Fund	19,535,215 units		20,375,034

	Mutual Funds:
	Ariel Appreciation Fund	78,164 shares		3,206,297
	N&B Socially Responsible Fund	30,254 shares		820,495
	Harbor International Fund	35,190 shares		2,186,027
	Janus Overseas Fund	9,561 shares		326,876
	Munder Midcap Core GR FD Fund	73,511 shares		2,407,488
*	T. Rowe Price Equity Index 500 Fund	62,340 shares		2,393,868
*	T. Rowe Price Balanced Fund	356,603 shares		7,360,295
*	T. Rowe Price Equity Income Fund	341,499 shares		9,032,638
*	T. Rowe Price Spectrum Income Fund	332,387 shares		4,321,034
*	T. Rowe Price Blue Chip Growth Fund	185,017 shares		8,442,340
	William Blair Small Cap Growth Fund Vanguard Prime Money Market Fund	49,528 shares 1,638,674 shares		1,172,827 1,638,674
	Allianz RCM Technology Admin Fund	19,456 shares		891,676
	Stadion Managed Portfolio A Fund	0 shares		0
	Oppenheimer International Bond Fund	59,983 shares		394,690
	PIMCO Total Return Admin Fund	141,332 shares		1,588,573
*	Retirement Income Fund	2,268 shares		31,636
*	Retirement 2005 Fund	5,117 shares		62,118
*	Retirement 2010 Fund	11,851 shares		195,181
*	Retirement 2015 Fund	64,853 shares		835,312
*	Retirement 2020 Fund	167,479 shares		2,994,532
*	Retirement 2025 Fund	180,836 shares		2,372,568
*	Retirement 2030 Fund	138,435 shares		2,619,198
*	Retirement 2035 Fund	146,402 shares		1,958,865
*	Retirement 2040 Fund	93,916 shares		1,792,856
	Retirement 2045 Fund	110,326 shares		1,402,247
	Retirement 2050 Fund	62,876 shares		670,255
* * *	Retirement 2055 Fund	12,990 shares		136,910
	Total Mutual Funds			$61,255,476

	TradeLink Investments – Self-Directed Brokerage	various publicly traded equity investments		342,556

*	Interface, Inc. Stock Fund – Employer Securities	494,049 shares		7,939,368

*	Notes Receivable from Participants	1,127 loans with interest rates of 4.25 to 9.50 percent		3,260,290
	Total Investments			$93,172,724
	*Party-in-interest ** The cost of participant-directed investments is not required to be disclosed.